[Openwave Letterhead]

VIA EDGAR

January 19, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Openwave Systems Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 9, 2009

File No. 001-16073

Dear Mr. Gilmore:

On behalf of Openwave Systems Inc. (“Openwave” or the “Company”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 7, 2010, with respect to Openwave’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1. We refer to prior comment 3 and reissue that comment. Although we note that you reference the covenants in your disclosure, expand your disclosure to outline material covenants associated with your secured revolving credit facility with Silicon Valley Bank.

Response:

In response to the Staff’s comment, in future filings we will move the discussion regarding our revolving credit facility and its covenants to under the heading “Liquidity and Capital Resources,” and will amend the disclosure to read substantially as follows:

“The revolving credit line is secured by a blanket lien on all of our assets and contains certain financial and reporting covenants customary to these types of credit facilities agreements which we are required to satisfy as a condition of the agreement. In particular, the revolving credit facility requires that we meet certain minimum quarterly EBITDA amounts, as well as meet a minimum monthly liquidity ratio. In addition, the revolving credit facility requires us to provide to the bank annual financial projections, promptly report any material legal actions, and timely pay material taxes and file all required tax returns and reports. Further, without the bank’s consent, we cannot take certain material actions, such as change any material line of business, sell our business, acquire other entities, incur liens, make capital expenditures beyond a certain threshold, engage in transactions with affiliates, or engage in stock repurchases.”

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 22

General

2. We refer to prior comment 5 and reissue that comment, in part. Your shareholders would benefit from disclosure that includes a discussion of where actual payments fell within targeted parameters for each element of your compensation program. Please confirm your understanding.

Response:

Openwave acknowledges the Staff’s comment. We confirm that, in the future, we will provide disclosure of where actual payments fall within targeted parameters for each element of our compensation program.

Item 15. Exhibits, Financial Statement Schedules, page 52

3. We refer to your response to prior comment 8 and reissue that comment, in part. Expand your disclosure in your “Business” section to describe the material terms of your agreements with Sprint Nextel and AT&T.

Response:

In response to the Staff’s comment, in the future we will include in the “Business” section, updated as appropriate, disclosure that will read substantially as follows:

“Sprint Nextel and AT&T are two significant customers of Openwave. Over 40% of our revenues were derived, collectively, from these customers during fiscal year 2009. We generally enter into several agreements each quarter with these customers. These agreements relate to purchases of software licenses and related services for several of our products, as well as third-party hardware and software. The majority of our software licenses with these customers are perpetual licenses. Additional license revenues from these customers are generated by their purchase of new products, upgrades, or additional licenses of software they already own if their usage increases. In addition, Sprint Nextel and AT&T typically purchase software maintenance and support services from us related to these licenses, which are periodically subject to renewal, and typically allow for cancellation if the customer provides notice to us 90 days in advance, or less. Several of our agreements with these customers relate to installation and customization services of our software, which are typically recognized as revenue over the period the services are delivered. Customization services include modifications or additions to the source code of our software in order to enable compatibility with the customer’s specific platform or performance and functionality requirements. Payment terms under our agreements with Sprint Nextel and AT&T generally state that payments are due within 45 days of the invoice date. While we are attempting to grow our customer base in emerging markets and with other large companies, we believe that our relationships with Sprint Nextel and AT&T will continue to make up a significant part of our business in the foreseeable future, although there is no guarantee of continued business from either of these customers.”

Item 8. Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

(h) Revenue Recognition, page F-14

4. Your response to prior comment 10 indicates that 92% of maintenance and support agreements subject to renewal during 2009 were renewed. Of the amount renewed, please tell us what percentage renewed at the stated rate in the contract.

Response:

We respectfully advise the Staff that of the 92% of maintenance and support agreements that renewed during fiscal 2009, 93% of such agreements renewed at the stated rate in the existing agreement.

* * * *

In addition, Openwave Systems Inc. acknowledges:

•	Openwave is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Openwave may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 480-4825, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Openwave Systems Inc.

By:	/s/ Kenneth D. Denman
Kenneth D. Denman
Chief Executive Officer

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